Corporate Law Solutions A Professional Law Corporation
CLS	Gregory W. Preston, Esq. Managing Director
	907 Sandcastle Drive Direct	Dial: 949.760.0107
	Corona del Mar, CA 92625	gpreston@corp-law.com

April 17, 2017

VIA EDGAR and FEDERAL EXPRESS Coy Garrison, Esq. Special Counsel Office of Real Estate and Commodities Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549

Re:	Rich Uncles NNN REIT, Inc. (the “Company”) Amendment No. 2 to Post-Effective Amendment No. 2 to Registration Statement on Form S-11 File No. 333-205684

Dear Mr. Garrison:

On hehalf of the Company, we are responding to your comment letter dated March 10, 2017 to Amendment No. 1 to Post-Effective Amendment No. 2 to the Company’s, Registration Statement on Form S-11 (“Amendment No. 1”). Responses in this letter refer to Amendment No. 2 to Post-Effective Amendment No. 2 as filed today (“Amendment No. 2”). We also enclose a marked copy of Amendment No. 2 to show changes from Amendment No. 1.

Your numbered comments and our corresponding responses are set forth below.

If I buy shares, will I receive distributions and how often?, page 14

1.	We note your response to prior comment 2 and revised disclosure on page 14. Please remove the annualized rate of returns and refrain from including such disclosure until you have paid distributions at a specific annualized rate for two or more quarters.

Response: Amendment No. 2 now includes disclose of distributions having been paid at the 7% annualized rate for the quarters ended December 31, 2016 and March 31, 2017.

2.	We note your revised disclosure in response to prior comment 3 that “to date, the sources of cash used to pay our stockholder distributions have been from net rental income received, and waivers and deferrals of Advisor Asset Management Fees.” We further note your tabular disclosure on page 75 indicating that cash flow from operations during the relevant periods were insufficient to cover the distributions paid. Please revise your disclosures to clarify the amount of distributions that were paid from waivers and deferrals of Advisor Asset Management Fees. Please also distinguish the portion of such fees that were waived versus deferred by your Advisor.

Response: The requested revision and distinguishment has been provided.

Existing Properties and Investments, page 61

3.	Please revise this section to better differentiate between the information relating to your properties as opposed to the properties owned by Rich Uncles Real Estate Investment Trust I. Please also revise your disclosure on page 61 introducing the property-level data of Rich Uncles Real Estate Investment Trust I to clarify that you do not directly own these properties and that you own 4.34% of the outstanding common stock of Rich Uncles Real Estate Investment Trust I, which owns the properties.

Response: The requested revision has been made.

4.	We note that your lease expiration table on page 61 appears to be the lease expiration table for the properties owned by Rich Uncles Real Estate Investment Trust I. Please revise your disclosure to provide a lease expiration table for your properties and to remove the lease expiration table for properties owned by Rich Uncles Real Estate Investment Trust I.

Response: The requested revision has been made.

Real Estate Investment, page 61

5.	We note your response to prior comment 6 and revised disclosure that “we have no present intention of increasing our ownership in the trust.” Please revise your disclosure to state whether there is any limit on the amount you may invest in Rich Uncles Real Estate Investment Trust I. Please also expand upon your disclosure to explain your strategy as it relates to investments in securities of other entities.

Response: The requested revisions have been made.

Share Repurchase Program, page 113

Post-NAV Calculation, page 115

6.	We note your response to prior comment 9, but note that the revised language on page 115 was added to the pre-NAV calculation section. Please revise to clarify, with respect to the post-NAV calculation procedures, the time frame within which you will disclose a determination to repurchase fewer shares than have been requested to your current and prospective stockholders and by what means you will do so. Please also indicate whether such disclosure will remind shareholders with unsatisfied repurchase requests that their requests must be resubmitted at the start of the next month or quarter, as applicable.

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Response: The requested revisions have been made.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please do not hessitate to contact the undersigned with regard to any questions you might have or requests for additional information.

Sincerely,

Corporate Law Solutions, PC

By:	/s/ GREGORY W.PRESTON
Gregory W. Preston
Managing Director

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